

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2022

Gunther Plosch
Chief Financial Officer
The Wendy's Company
One Dave Thomas Blvd.
Dublin, OH 43017

> **Re: The Wendy's Company**
> **Form 10-K for the Fiscal Year Ended January 2, 2022**
> **Filed March 1, 2022**
> **File No. 001-02207**

Dear Mr. Plosch:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 2, 2022

Management's Discussion and Analysis of Financial Conditions and Results of Operations
Results of Operations, page 38

1. We note your presentation of Restaurant Margin. Please expand your disclosure to explain the limitations on the usefulness of company-operated restaurant margins to emphasize that it excludes costs that are necessary to support the operations of your restaurants. This comment also applies to your Form 10-Q and Item 2.02 Form 8-K for the fiscal quarter ended April 3, 2022.

2. Your results of operations year-to-year comparison for revenue identifies multiple factors for material changes in each of the revenue categories without quantifying the impact of each. Please quantify the change for each of the factors that you cite. Refer to Item 303(b) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy

Gunther Plosch
The Wendy's Company
August 8, 2022
Page 2

and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Nasreen Mohammed at 202-551-3773 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Trade & Services